STANDARD COMMERCIAL CORPORATION COMPUTATION OF EARNINGS PER COMMON
SHARE  EXHIBIT 11
(In thousands, except share information; unaudited)

	Second quarter ended September 30		Six months ended September 30

	2002	2001	2002	2001

BASIC EARNINGS PER COMMON SHARE
Income from continuing operations	$15,292	$13,347	$20,854	$17,098
Discontinued operations	(212)	(969)	(1,135)	(1,630)
Extraordinary gain/(loss)	42	(17)	147	(17)

Net income applicable to common stock	$15,122	$12,361	$19,866	$15,451

Basic average shares outstanding	13,482,835	13,313,432	13,426,454	13,287,810

From continuing operations	$1.13	$1.00	$1.55	$1.28
Discontinued operations	(0.01)	(0.07)	(0.08)	(0.12)
Extraordinary gain/(loss)	—	—	0.01	—

Net income applicable to common stock	$1.12	$0.93	$1.48	$1.16

DILUTED EARNINGS PER COMMON SHARE
Income from continuing operations	$15,292	$13,347	$20,854	$17,098
Add – after-tax interest expense on 7 ¼% Convertible subordinated debentures	539	618	1,093	1,236

Adjusted income from continuing operations	15,831	13,965	21,947	18,334
Discontinued operations	(212)	(969)	(1,135)	(1,630)
Extraordinary gain/(loss)	42	(17)	147	(17)

Net income applicable to common stock	$15,661	$12,979	$20,959	$16,687

Basic average shares outstanding	13,482,835	13,313,432	13,426,454	13,287,810
Increase in shares outstanding assuming conversion of 7 1/4 convertible subordinated debentures at November 13, 1991	1,533,390	1,758,067	1,568,754	1,758,067
Stock options exercisable	83,632	83,990	85,516	80,133

Diluted average shares outstanding	15,099,857	15,155,489	15,080,724	15,126,010

From continuing operations	$1.05	$0.92	$1.46	$1.21
Discontinued operations	(0.01)	(0.06)	(0.08)	(0.11)
Extraordinary gain/(loss)	—	—	0.01	—

Net income	$1.04	$0.86	$1.39	$1.10